Avricore Health Inc. Launches New Website

With a focus on offering pharmagenomics and emerging health technologies, Avricore’s new website is a portal for pharmacy innovation.

Vancouver, April 02, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR) (“Avricore Health”) As part of Avricore Health’s commitment to providing the most accurate and best Point-of-Care-Technologies (POCT) to support new clinical services and revenue streams for pharmacist across Canada and other markets globally, the company is very pleased to announce the completion of its new website, providing the Canadian pharmacy industry a conduit to new POCT profit centres.

“We are very excited to offer pharmacists a new way of doing business in the 21st Century.” Said Bob. “Through this website, we offer direct access to over-the-counter blood chemistry, and shortly pharmagenomics services, on our HealthTab platform, plus some exciting partnerships that offers.”  He went on to say: “It’s a new way to support and provide health information data to our consumers and pharmacies across Canada”

The new website is significant for the company as it fully transitions from its predecessor; Vanc Pharma.

In addition to this website, Avricore Health’s acquisition in April 2018 of the Corozon Platform, a web-based subscription service for pharmacies to ensure their teams are up to date on emerging technologies and certified to offer them, as well as directly purchase those technologies, will soon be relaunched.

“It is Canada’s first and only pharmacist facing portal which addresses an academy to train and educate pharmacists; as well as a store portal through e commerce.” Said Bob.  “Avricore goes one step further by also providing pharmacists the ability to fit this into there workflow and adapt these technologies to their practice.  This is truly a game changing technology and with it we will move forward the evolution of pharmacy practice.”

The team at Avricore is built on people who have decades of experience and all share the passion for the profession.  While the new site is launched today, it’s expected we will see some exciting capacity added to it over the next year.  This new site is just the beginning and the entire Avricore team is really excited to move forward.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com

www.avricorehealth.com